EXHIBIT 99
PRESS RELEASE - THIRD QUARTER RESULTS

CONTACT:
  Richard Becht
  (716) 655-3800

FOR IMMEDIATE RELEASE


          ACME ELECTRIC CORPORATION REPORTS THIRD QUARTER RESULTS

     EAST AURORA, N.Y., April 20, 1999 -- Acme Electric Corporation (NYSE:
ACE) announced today that, for the third quarter ended April 3, 1999, net sales were $19,100,000 with net income of $762,000, or $.15 per share, compared with sales of $22,352,000 and net income of $585,000, or $.12 per share, for the comparable period last year.
     Sales for the thirty-nine-week period ending April 3, 1999, were $60,281,000, resulting in net income of $1,686,000, or $.33 per share, compared with sales of $67,283,000 with net income of $1,253,000, or $.25 per share for the comparable period of the previous year.
     Robert J. McKenna, Chairman and CEO, stated that, "The loss of Cisco, a major customer in our electronics business, continues to depress sales. We are taking all of the necessary actions to minimize the earnings impact of this change. New programs under development should begin to produce improved sales near the end of the calendar year."
     Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion equipment for electronic and electrical systems for industrial, commercial, residential, and military and aerospace applications. Corporate headquarters are in East Aurora, N.Y., with operations in Cuba, N.Y., Lumberton, N.C., and Tempe, Ariz.
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ACME ELECTRIC CORPORATION

Comparative Analysis
(in thousands, except per share data)


                                13 Weeks Ended      39 Weeks Ended
                                --------------      --------------
                              04/03/99  03/28/98  04/03/99  03/28/98
                              --------  --------  --------  --------

Net Sales                      $19,100   $22,352   $60,281   $67,283

Net Income                        $762      $585    $1,686    $1,253

Net Income Per Common Share
  (Basic and Diluted)             $.15      $.12      $.33      $.25

Weighted Average Number of Shares
  Outstanding Used to Compute
  Income Per Common Share:
    Basic                        5,061     5,048     5,057     5,045
    Diluted                      5,097     5,060     5,084     5,059


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